SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement – Resignation of Director, dated December 19, 2008	A-1
2.1	Announcement, dated December 19, 2008	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 22, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Mr. Paul Michael Donovan has resigned from his position as a Non-executive Director of the Company with effect from 19 December 2008. The resignation of Mr. Paul Michael Donovan from his position as a Non-executive Director of the Company is due to his other business assignments. Mr. Paul Michael Donovan has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Mr. Paul Michael Donovan to the Company with the highest regard and deepest gratitude.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as Executive Directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as Independent Non- executive Directors.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 19 December 2008

A-1

Exhibit 2.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

This announcement describes the status of the application for property title certificate in respect of the Group’s interest in a property located in Guangdong Province.

Reference is made to the announcement issued by China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) on 20 December 2007. The board of directors (the “Board”) of the Company announces that the Group has not, as at the date of this announcement, obtained the property title certificate in respect of a property in Guangdong Province (the “Property”) for which the Group has interests.

As part of the process of applying for the property title certificate for this property, certain payments have to be made. Discussions with the developer of the Property over the calculation of payments due from the Group to the developer have been concluded. The Group and the developer are preparing the materials for the application of the property title certificate. The Board confirms that there is no legal dispute over the title of the Property and the use of and the conduct of business activities at this property are not affected by the fact that the Group has not obtained the relevant certificate. Furthermore, at the time of the Company’s listing, China Mobile (Hong Kong) Group Limited, the Company’s indirect holding company, granted an indemnity (the “Indemnity”) to the Company, indemnifying the Company from, inter alia, any losses or liabilities arising from the interference or challenge with the use or occupancy of the properties owned by the Group then but for which long term title certificates have not been issued. The Property is covered under the Indemnity.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 19 December 2008

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors.

B-1